April 4, 2005

Rentech, Inc.

1331 17th Street

Suite 720

Denver, CO 80202

Delivered as Correspondence File by EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn:	Rufus Decker, Branch Chief
Mail Stop 0510

Re:	Rentech, Inc.
Form 10-K for the fiscal year ended September 30, 2004
Form 10-Q for the quarter ended December 31, 2004
File No. 0-19260

Ladies and Gentlemen:

We are providing this statement on behalf of Rentech, Inc. in connection with the comments of the staff in your letter of March 15, 2005 related to your review of the public reports described above.

Rentech, Inc. acknowledges that:

•	Rentech, Inc. is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Neither comments by the staff nor changes in disclosure in response to staff comments foreclose the Commission from taking any action with respect to the filing;

Rufus Decker, Branch Chief

April 4, 2005

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

RENTECH, INC.

By:	/s/ Dennis L. Yakobson
Dennis L. Yakobson
President and Chief Executive Officer

By:	/s/ Geoffrey S. Flagg
Geoffrey S. Flagg
Chief Financial Officer